

October 1, 2010

Mr. Jeffrey K. Berg
President and Chief Executive Officer
Communications Systems, Inc.
10900 Red Circle Drive
Minnetonka, MN 55343

Re: **Communications Systems, Inc.**
            Form 10-K for fiscal year ended December 31, 2009
            Filed March 18, 2010
            File No. 001-31588

            Form 10-Q for period ended June 30, 2010
            Filed August 10, 2010
            File No. 001-31588

Dear Mr. Berg:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 19

1. We note your disclosure on page 21 that international sales decreased 42% in your Transition Networks segment in 2009 due to the impact of the severe global recession and currency fluctuations. Yet, we notice in the next sentence on page 21 you state that despite customers delaying or canceling projects, the Company is continuing to invest in international sales and marketing because long-term projects are promising. If the

Company has any long-term plans or commitments related to international sales and marketing projects, this information should be discussed in your management's discussion and analysis section. In addressing the Company's prospective financial condition and operating performance, there are circumstances, particularly regarding known material trends and uncertainties, where forward-looking information is required to be disclosed. Please confirm that you will provide such forward-looking disclosure in future filings.

2. We note your disclosure on page 22 that Management is currently implementing measures to improve the performance of your Austin Taylor segment. We note your disclosure that management is also considering various strategic alternatives related to this segment. Confirm that in future filings, if applicable, you will provide information related to various strategic alternatives considered by management to improve the performance and results of operations of your operating segments. Describe what alternatives management is considering and what effect management believes these alternatives will have on each segment and the company as a whole.

Quarterly Operating Results, page 45

3. We refer to the footnote to your quarterly results. You state that during the first and third quarters of fiscal 2008, you recognized approximately $2.0 million of revenue related to services that were invoiced and expensed in fiscal 2007. Please tell us in more detail about these transactions and your basis of accounting for the revenue and related expense in different reporting periods.

Item 9A (T): Controls and Procedures, page 45

4. We refer to Management's Report on Internal Control over Financial Reporting. You concluded that, in the aggregate, no material weakness existed as of December 31, 2009 related to documentation and review of significant accounting judgments and estimates, balance sheet account reconciliations, financial closing processes and financial reporting processes at period ends. Please refer to Item 308T(a)(3) of Regulation S-K and revise your conclusion to clearly provide Management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting was effective.

5. Further, we refer to your disclosure regarding changes in internal control over financial reporting. You state that during the period covered by your report on Form 10-K for the year ended December 31, 2009, there was no additional change in your internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308T(b) of Regulation S-K and revise to clearly disclose any change in your internal control over financial reporting that occurred during

the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Selecting Nominees for Election to the Board, page 4

6. In future filings, please disclose whether, and if so how, the Governance and Nominating Committee considers diversity in identifying nominees for director. Refer to Item 407(c)(2)(vi) of Regulation S-K.

Role of the Compensation Committee and the Board, page 11

7. We note the Compensation Committee was advised by an independent consulting firm in connection with determining 2010 base salary compensation of the Named Executive Officers and other executives. In future filings, if applicable, please disclose whether the decision to engage the compensation consultant was made or recommended by management. Refer to Item 407(e)(3)(iii)(A) of Regulation S-K.

Summary Compensation Table, page 14

8. We note you include two separate columns in the table related to incentive plan compensation awarded to your named executive officers. However, we note both columns relate to cash incentive compensation. Therefore, in future filings please report cash incentive plan compensation payable to your named executive officers under one column titled "Non-Equity Incentive Plan Compensation." Please refer to column (g) of the Summary Compensation Table for smaller reporting companies described in Item 402(n) of Regulation S-K. To enhance disclosure, please consider providing a narrative description of the material factors necessary to an understanding of the information disclosed in the Summary Compensation Table. This may include a discussion of the material terms of your short-term and long-term non-equity incentive plan compensation awarded to named executive officers. Refer to Item 402(o) of Regulation S-K, specifically sub-paragraph (5).

Director Compensation, page 16

9. In future filings, for awards of stock options, please disclose in the table the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(r)(2)(iv) of Regulation S-K.

10. We note your disclosure in footnote three to the table that Mr. Sampson received cash compensation of $130,000 for consulting services in 2009. We also note this is not disclosed in the table. Please provide supplemental disclosure discussing the consulting services provided to the Company by Mr. Sampson in 2009. In future filings, please

include tabular disclosure of consulting fees earned from, or paid by you to a non-employee member of your Board of Directors as "All Other Compensation" in the table. Refer to Item 402(r)(2)(vii)(F) of Regulation S-K. In addition, supplement the Director Compensation table with a description of any consulting services provided to the Company by a non-employee director. Finally, file any consulting agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Form 10-Q for the period ended June 30, 2010

Item 4: Controls and Procedures, page 23

11. On page 23, you have provided disclosures regarding the Operating Effectiveness of Accounting and Control Procedures. However, you are required by Item 307 of Regulation S-K to disclose the conclusions of your principal executive and principal financial officers in clear and unqualified language regarding the effectiveness of your disclosure controls and procedures. Please revise accordingly to disclose the conclusion of your principal executive and principal financial officers, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by your Form 10-Q for the six months ended June 30, 2010.

12. You state that during the period covered by your report on Form 10-Q for the six months ended June 30, 2010, there was no additional change in your internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308T(b) of Regulation S-K and revise to clearly disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director